UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

KARTOON STUDIOS, INC.

(Exact name of registrant as specified in its charter)

Nevada	20-4118216
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

190 N. Canon Drive, 4th Fl. Beverly Hills, CA 90210	90210
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Series C Preferred Stock, par value $0.001 per share
(Title of class)

Item 1.	Description of Registrant’s Securities To Be Registered.

On September 21, 2023, the board of directors (the “Board”) of Kartoon Studios, Inc. (the “Company”) declared a dividend of one one-thousandth of a share of Series C Preferred Stock, par value $0.001 per share (“Series C Preferred Stock”), for each outstanding share of the Company’s common stock, par value $0.001 per share (“Common Stock”) to stockholders of record at 5:00 p.m. Pacific Time on October 2, 2023 (the “Record Date”).

The preferences, rights, limitations and other matters relating to the Series C Preferred Stock are set forth in a Certificate of Designation of Series C Preferred Stock (the “Certificate of Designation”).

General; Transferability. Shares of Series C Preferred Stock will be uncertificated and represented in book-entry form. No shares of Series C Preferred Stock may be transferred by the holder thereof except in connection with a transfer by such holder of any shares of Common Stock held by such holder, in which case a number of one one-thousandths (1/1,000ths) of a share of Series C Preferred Stock equal to the number of shares of Common Stock to be transferred by such holder will be automatically transferred to the transferee of such shares of Common Stock.

Voting Rights. Each share of Series C Preferred Stock will entitle the holder thereof to 1,000,000 votes per share (and, for the avoidance of doubt, each fraction of a share of Series C Preferred Stock will have a ratable number of votes). Thus, each one-thousandth of a share of Series C Preferred Stock would entitle the holder thereof to 1,000 votes. The outstanding shares of Series C Preferred Stock will vote together with the outstanding shares of Common Stock of the Company as a single class exclusively with respect to (1) any proposal to adopt an amendment to the Company’s articles of incorporation, as amended (the “Articles of Incorporation”), to increase the number of authorized shares of Common Stock from 40,000,000 shares to 190,000,000 shares and to reflect a corresponding increase in the total number of shares the Company is authorized to issue from 50,000,000 shares to 200,000,000 shares (the “Authorized Share Increase”), and (2) any proposal to adjourn any meeting of stockholders called for the purpose of voting on the Authorized Share Increase (the “Adjournment Proposal”). The Series C Preferred Stock will not be entitled to vote on any other matter, except to the extent required under Chapter 78 of the Nevada Revised Statues.

Unless otherwise provided on any applicable proxy or ballot with respect to the voting on the Authorized Share Increase or the Adjournment Proposal, the vote of each share of Series C Preferred Stock (or fraction thereof) entitled to vote on the Authorized Share Increase and the Adjournment Proposal brought before any meeting of stockholders held to vote on such matters shall be cast in the same manner as the vote, if any, of the share of Common Stock (or fraction thereof) in respect of which such share of Series C Preferred Stock (or fraction thereof) was issued as a dividend is cast on the Authorized Share Increase and the Adjournment Proposal, and the proxy or ballot with respect to shares of Common Stock held by any holder on whose behalf such proxy or ballot is submitted will be deemed to include all shares of Series C Preferred Stock (or fraction thereof) held by such holder. Holders of Series C Preferred Stock will not receive a separate ballot or proxy to cast votes with respect to the Series C Preferred Stock on the Authorized Share Increase or the Adjournment Proposal brought before any meeting of stockholders held to vote on such matters.

Dividend Rights. The holders of Series C Preferred Stock, as such, will not be entitled to receive dividends of any kind.

Liquidation Preference. The Series C Preferred Stock will rank senior to the Common Stock as to any distribution of assets upon a liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily (a “Dissolution”). Upon any Dissolution, each holder of outstanding shares of Series C Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to stockholders, prior and in preference to any distribution to the holders of Common Stock, an amount in cash equal to $0.001 per outstanding share of Series C Preferred Stock.

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Redemption. All shares of Series C Preferred Stock that are not duly voted by proxy prior to the opening of any meeting of stockholders held to vote on the Authorized Share Increase and the Adjournment Proposal, in the manner as specifically described in the definitive proxy statement (as may be amended and supplemented) filed by the Company with the Securities and Exchange Commission (the “SEC”) and made available to the stockholders in connection with such meeting, will automatically be redeemed in whole, but not in part, by the Company as of immediately prior to the opening of such meeting (the “Initial Redemption Time”) without further action on the part of the Company or the holder of shares of Series C Preferred Stock (the “Initial Redemption”). Any outstanding shares of Series C Preferred Stock that have not been redeemed pursuant to an Initial Redemption will be redeemed in whole, but not in part, automatically upon the approval by the Corporation’s stockholders of the Authorized Share Increase at any meeting of stockholders held for the purpose of voting on such proposals. Notwithstanding the foregoing, the Board may, in its sole discretion and at any time, order redemption of all, but not part, of the outstanding shares of Series C Preferred Stock by delivering written notice of redemption to each holder of record of outstanding shares of Series C Preferred Stock not less than two (2) days prior to the redemption date specified in such notice.

Each share of Series C Preferred Stock redeemed in any redemption described above will be redeemed in consideration for the right to receive an amount equal to $0.01 in cash for each ten whole shares of Series C Preferred Stock that are “beneficially owned” by the “beneficial owner” (as such terms are defined in the Certificate of Designation) thereof as of immediately prior to the applicable redemption time and redeemed pursuant to such redemption. However, the redemption consideration in respect of the shares of Series C Preferred Stock (or fractions thereof) redeemed in any redemption described above: (i) will entitle the former beneficial owners of less than ten whole shares of Series C Preferred Stock redeemed in any redemption to no cash payment in respect thereof and (y) will, in the case of a former beneficial owner of a number of shares of Series C Preferred Stock (or fractions thereof) redeemed pursuant to any redemption that is not equal to a whole number that is a multiple of ten, entitle such beneficial owner to the same cash payment, if any, in respect of such redemption as would have been payable in such redemption to such beneficial owner if the number of shares (or fractions thereof) beneficially owned by such beneficial owner and redeemed pursuant to such redemption were rounded down to the nearest whole number that is a multiple of ten (such, that for example, the former beneficial owner of 25 shares of Series C Preferred Stock redeemed pursuant to any redemption will be entitled to receive the same cash payment in respect of such redemption as would have been payable to the former beneficial owner of 20 shares of Series C Preferred Stock redeemed pursuant to such redemption).

Miscellaneous. The distribution of the Series C Preferred Stock is not expected to be taxable to stockholders or to the Company. However, stockholders may, depending upon the circumstances, recognize taxable income in the event of the redemption of the Series C Preferred Stock as described above. The Series C Preferred Stock is not convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company. The Series C Preferred Stock has no stated maturity and is not subject to any sinking fund. The Series C Preferred Stock is not subject to any restriction on the redemption or repurchase of shares by the Company while there is any arrearage in the payment of dividends or sinking fund installments.

* * * * *

The foregoing description of the Series C Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, which is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

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Item 2.	Exhibits.

Exhibit No.	Description

3.1	Certificate of Designation of Series C Preferred Stock of the Company, dated September 25, 2023.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

KARTOON STUDIOS, INC.

Date: September 25, 2023	By:	/s/ Andy Heyward
Name: Andy Heyward
Title: Chief Executive Officer

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